Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2020, and September 30, 2021, and for the three and nine months ended September 30, 2020 and 2021 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis as well as our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2020, on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 15, 2021 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of November 24, 2021.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Our platform includes multiomic data (such as epidemiologic, phenotypic, and genetic and other data) that reflects a global population, as well as a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified three reportable segments:

●	Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. In addition, we have a variety of biomarker programs, and we are also pursuing a multi-omics approach, with a focus on the metabolome, to enhance diagnostic yields beyond genetic sequencing and testing and building a biomarker discovery pipeline for rare diseases. Our novel approach includes a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has demonstrated value by enhancing diagnostic information and contributing to our biomarker pipeline. Such and other biomarker candidates are then further validated and optimized in epidemiological clinical trials.

●	Diagnostics. Our diagnostics segment provides genome, exome and targeted genetic sequencing, testing and interpretation as well as other diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of September 30, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository.

●	COVID-19 Testing. While not a core business, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020 due to its financial significance for our Company. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated by the College of American Pathologists (CAP) / Clinical Laboratory Improvement Amendments of 1988 (CLIA) / International Organization for Standardization (ISO) certified analytical laboratory and has received Emergency Use Authorization (EUA) from the Food and Drug Administration (FDA) for use by authorized laboratories. The majority of these tests are performed in airport locations at the Frankfurt, Hamburg, Munich, Cologne/Bonn, Dusseldorf, and Berlin airports. Furthermore, tests are offered through collaborations with the state government and other companies. The vast majority of our testing volume is RT-PCR testing whereby we also offer antigen testing, genotyping analysis and full virus genome sequencing.

In the three months ended September 30, 2021, we received over 375,300 total order intakes, of which 342,300 account for COVID-19 tests. Excluding the COVID-19 order intakes, we received 33,000 order intakes in the three months ended September 30, 2021, representing a 6.5% increase as compared to the three months ended September 30, 2020 of 31,000 non-COVID-19 related order intake. In the nine months ended September 30, 2021, we received over 1,966,300 total order intake, of which 1,874,400 account for COVID-19 tests. Excluding the COVID-19 order intake, we received 91,900 order intakes in the nine months ended September 30, 2021, representing a 12.1% increase as compared to the nine months ended September 30, 2020 of 82,000 non-COVID-19 related order intake.

Our total revenue for the three months ended September 30, 2021 was €30,196 thousand, a decrease of €6,109 thousand, or 16.8%, from €36,305 thousand for the three months ended September 30, 2020. Our pharmaceutical, diagnostics and COVID-19 segments contributed 9.0%, 24.0% and 66.9%, respectively, of our total revenues for the three months ended September 30, 2021, as compared to 10.4%, 14.0% and 75.6% for the pharmaceutical, diagnostics and COVID-19 segments, respectively, of our total revenues for the three months ended September 30, 2020. The number of order intakes received by our pharmaceutical segment in the three months ended September 30, 2021 was 16,200, representing a decrease of 10.0% as compared to 18,000 order intakes received in the three months ended September 30, 2020. Order intakes received by our diagnostics segment in the three months ended September 30, 2021, was 14,770, representing an increase of 45.5% as compared to 10,150 in the three months ended September 30, 2020. The number of order intakes received by our COVID-19 segment in the three months ended September 30, 2021, was 342,300, compared to 400,000 in the three months ended September 30, 2020.

Our total revenue for the nine months ended September 30, 2021 was €147,027 thousand, an increase of €88,898 thousand, or 152.9%, from €58,129 thousand for the nine months ended September 30, 2020. Our pharmaceutical, diagnostics and COVID-19 segments contributed 6.2%, 13.8% and 79.9%, respectively, of our total revenues for the nine months ended September 30, 2021, as compared to 21.1%, 28.1% and 50.8% for the pharmaceutical, diagnostics and COVID-19 segments, respectively, of our total revenues for the nine months ended September 30, 2020. The number of order intakes received by our pharmaceutical segment in the nine months ended September 30, 2021 was 43,600, representing a decrease of 4.2% as compared to 45,500 order intakes received in the nine months ended September 30, 2020. Order intakes received by our diagnostics segment in the nine months ended September 30, 2021, was 41,800, representing an increase of 38.6% as compared to 30,150 in the nine months ended September 30, 2020. The number of order intakes received by our COVID-19 segment in the nine months ended September 30, 2021, was 1,874,400, compared to 470,000 in the nine months ended September 30, 2020.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended September 30, 2021, we incurred research and development expenses of €3,821 thousand, a decrease of €975 thousand, or 20.3%, from €4,796 thousand for the three months ended September 30, 2020. We received 2,000 order intakes for our internal research and development projects in the three months ended September 30, 2021, representing a decrease of 35.5% as compared to 3,100 order intakes in the three months ended September 30, 2020. For the nine months ended September 30, 2021, we incurred research and development expenses of €12,209 thousand, an increase of €1,603 thousand, or 15.1%, from €10,606 thousand for the nine months ended September 30, 2020. We received 6,500 order intakes for our internal research and development projects in the nine months ended September 30, 2021, representing a decrease of 27.8% as compared to 9,000 order intakes in the nine months ended September 30, 2020.

For the three months ended September 30, 2021, our loss before taxes was €21,609 thousand, an increase of €16,072 thousand, or 290%, from €5,537 thousand for the three months ended September 30, 2020. For the nine months ended September 30, 2021, our loss before taxes was €34,394 thousand, an increase of €9,890 thousand, or 40%, from €24,504 thousand for the nine months ended September 30, 2020.

Recent Developments

Effect of the COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures, such as quarantines, travel restrictions, closures of borders, and mandatory maintenance of physical distance between individuals to slow the spread of the outbreak.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of our initiative to assist local, national and international authorities, as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, we commenced testing for COVID-19 in March 2020.

During the three and nine months ended September 30, 2021, we continued the COVID-19 testing activities that started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus emerged since mid-December 2020 which prompted large-scale vaccination campaigns across many countries in Europe. As a result, the vaccinated number of individuals increased across many countries in Europe which led to relaxation of testing regulations in several countries during the year. However, due to the recent increases in COVID-19 cases across many countries in Europe, the expectation is that governments may reimpose travel restrictions and tighten testing regulations. How and when this would affect the potential prolongation of the need for testing on a broader scale remains uncertain.

Total investments in COVID-19 testing as of September 30, 2021 amounted to €2,423 thousand, of which €2,069 thousand are COVID-19 related mobile test laboratories and equipment. An amount of €354 thousand is included in intangible assets and relates to the development of CENTOGENE’s Corona Test Portal.

While total gross margin for our Diagnostics and Pharmaceutical segments combined increased by €2,333 thousand or 22.3 percentage points in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, gross margin for our COVID-19 segment for the three months ended September 30, 2021 was negative €8,599 thousand representing a decrease of €18,004 thousand or of 76.9 percentage points, as compared to €9,405 thousand for the three months ended September 30, 2020. Total gross margin for our COVID-19 segment for the nine months ended September 30, 2021 was €5,824 thousand representing a decrease of €4,305 thousand or of 29.3 percentage points as compared to €10,129 thousand. The decrease in gross margin within the COVID-19 segment is primarily due to the significant decrease in COVID-19 test order intakes which resulted in accelerated depreciation and amortization of COVID-19 related assets as well as committed fixed overhead costs allocated to cost of sales.

We have noticed a decrease in COVID-19 test order intakes, specifically in Germany, in the three months ended September 30, 2021 which led to management reviewing the likelihood of not renewing lease contracts at unprofitable COVID-19 testing sites as well as reaching the decision to close a laboratory in Hamburg. Similarly, we have significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. Due to the impact of these changes during the COVID-19 pandemic, particularly developments in vaccination campaigns with increasing vaccination numbers and relaxation of testing regulations by several countries, we have reassesed certain related accounting judgments and estimates. As a result, in line with our accounting policies for long-lived assets, management reviewed the estimated useful lives of long-lived assets utilized in the COVID-19 test offerings given changes in circumstances and management’s expectations. Management considered how the underlying assets are currently deployed, including whether the assets are utilized in leased facilities or service agreements which management is unlikely to renew, and potential alternative uses of the assets within the COVID-19 business or within the diagnostics and pharmaceutical businesses. Consequently, we prospectively adjusted the estimated useful lives of our long-lived assets which include property, plant and equipment, right-of-use assets and intangible assets which had an aggregate carrying amount of € 8,549k to a remaining estimated useful life of 8 months, with effect at the beginning of the third quarter 2021. This prospective change in estimate resulted in accelerated depreciation expense of € 2,384k during the three months and nine months, respectively, ended September 30, 2021. Additionally, following the closure of the Hamburg lab, we recognized an accelerated depreciation of right-of-use assets in an amount of € 1,026k in the three months and nine months, respectively, ended September 30, 2021.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to decrease in time, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, which could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics process for rare disease patients and accelerating the development of new orphan drugs.

As of September 30, 2021, our global proprietary rare disease platform (‘Bio/ Databank’) included a real-world data repository with approximately 630 thousand individuals representing 120 different countries. The size of this repository is significant when it is understood that datasets of as low as 20 patients can improve diagnostics interpretation power and accelerate pharmaceutical validation.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform, as well as from our COVID-19 testing solution.

Besides the recent impact of our COVID-19 testing related revenue, we expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. Within our core business, we expect revenue from our diagnostics and pharmaceutical segments to grow in absolute terms. The development of the COVID-19 testing revenues will strongly depend on the further development of the COVID-19 pandemic.

Changes in revenue mix between our pharmaceutical, diagnostics and COVID-19 segments can impact our results period over period. In general, the gross margin generated by our pharmaceutical segment is higher in comparison to our diagnostics and COVID-19 segments, respectively.

Results of Operations

Three and Nine Months Ended September 30, 2021 Compared to Three and Nine Months Ended September 30, 2020

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

	(unaudited,
	€ in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	30,196	36,305	147,027	58,129
Cost of sales	35,618	26,059	131,325	39,892
Gross (loss)/ profit	(5,422)	10,246	15,702	18,237
Research and development expenses	3,821	4,796	12,209	10,606
General administrative expenses	10,406	8,373	32,496	24,038
Selling expenses	2,206	1,300	6,097	6,012
Impairment of financial assets	502	1,147	1,177	2,821
Other operating income	1,011	679	2,653	2,425
Other operating expenses	—	53	36	191
Operating loss	(21,346)	(4,744)	(33,660)	(23,006)
Interest and similar income	—	—	—	6
Interest and similar expenses	263	793	734	1,504
Finance costs, net	(263)	(793)	(734)	(1,498)
Loss before taxes	(21,609)	(5,537)	(34,394)	(24,504)
Income tax expenses	35	103	159	232
Loss for the period	(21,644)	(5,640)	(34,553)	(24,736)
Other comprehensive income/(loss)	86	(66)	16	4
Total comprehensive loss for the period	(21,558)	(5,706)	(34,537)	(24,732)
Attributable to:
Equity holders of the parent	(21,610)	(5,708)	(34,635)	(24,671)
Non-controlling interests	52	2	98	(61)
	(21,558)	(5,706)	(34,537)	(24,732)

Loss per share – Basic and diluted (in €)	(0.96)	(0.27)	(1.55)	(1.20)

Revenue

Our total revenues for the three months ended September 30, 2021 were €30,196 thousand representing a decrease of €6,109 thousand or 16.8%, as compared to the three months ended September 30, 2020 with COVID-19 testing accounting for most of the decrease.

Our total revenues for the nine months ended September 30, 2021 were €147,027 thousand representing an increase of €88,898 thousand, respectively, or 152.9%, respectively, as compared to the nine months ended September 30, 2020 with COVID-19 testing accounting for most of the increase.

The graphic below shows the number of order intakes for the diagnostics, pharmaceutical and COVID-19 segments, as well as the number of order intakes received for our internal research projects during the three and nine months ended September 30, 2021 and 2020.

The breakdown of our revenue by segment was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2021	2020	2021	2020

	(unaudited,
	€ in thousands)
Revenue by segment:
Pharmaceutical	2,732	3,800	9,161	12,290
Diagnostics	7,261	5,069	20,359	16,308
COVID-19	20,203	27,436	117,507	29,531
Total Revenue	30,196	36,305	147,027	58,129

Revenues from Pharmaceutical Segment

Revenues from our pharmaceutical segment were €2,732 thousand for the three months ended September 30, 2021, a decrease of €1,068 thousand, or 28.1%, from €3,800 thousand for the three months ended September 30, 2020. Our partnership agreements are structured on a fee- per- sample basis, milestone basis, fixed fee basis, royalty basis or a combination thereof. Revenues from our pharmaceutical segment were €9,161 thousand for the nine months ended September 30, 2021, a decrease of €3,129 thousand, or 25.5%, from €12,290 thousand for the nine months ended September 30, 2020. The decreases were primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

During the nine months ended September 30, 2021, we entered into 16 new collaborations and successfully completed 25 collaborations resulting in a total of 57 active collaborations at September 30, 2021, compared to 66 active collaborations at December 31, 2020 and 63 active collaborations as of September 30, 2020. Revenues from our new collaborations entered into within the year totalled €2,138 thousand and €4,288 thousand, respectively, for the three and nine months ended September 30, 2021.

The graphs below show our revenues for the three and nine months ended September 30, 2021, and 2020, resulting from our collaborations with our pharmaceutical partners, split between drug development stages:

During the three and nine months ended September 30, 2021, revenues from one pharmaceutical partner represented 6.5% and 4.8% (or 19.5% and 24.1%, respectively, if COVID-19 revenues are excluded) of our total revenue, as compared to 7.3% and 14.4%, respectively, for the three and nine months ended September 30, 2020.

Revenues from Diagnostics Segment

Revenues from our diagnostics segment were €7,261 thousand for the three months ended September 30, 2021, an increase of €2,192 thousand, or 43.2%, from €5,069 thousand for the three months ended September 30, 2020. We received approximately 14,770 order intakes in our diagnostics segment during the three months ended September 30, 2021, representing an increase of approximately 45.5% as compared to approximately 10,150 order intakes received for the three months ended September 30, 2020.

Revenues from our diagnostics segment were €20,359 thousand for the nine months ended September 30, 2021, an increase of €4,051 thousand, or 24.8%, from €16,308 thousand for the nine months ended September 30, 2020. We received approximately 41,800 order intakes in our diagnostics segment during the nine months ended September 30, 2021, representing an increase of approximately 38.6% as compared to approximately 30,150 order intakes received for the nine months ended September 30, 2020.

For the three and nine months ended September 30, 2021, and 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in order intakes for panel testing, WES and WGS during the three months ended September 30, 2021.

Total revenues from panel testing for the three months ended September 30, 2021 amounted to €1,814 thousand, representing an increase of 138.6% as compared to €760 thousand for the three months ended September 30, 2020. The total number of panel testing order intakes received in the diagnostics segment for the three months ended September 30, 2021 was approximately 3,034, representing an increase of 99.2% as compared to approximately 1,523 order intakes received for the three months ended September 30, 2020. Total revenues from panel testing for the nine months ended September 30, 2021 amounted to €4,849 thousand, representing an increase of 56.5% as compared to €3,099 thousand for the nine months ended September 30, 2020. The total number of panel testing order intakes received in the diagnostics segment for the nine months ended September 30, 2021 was approximately 9,948, representing an increase of 73.6% as compared to approximately 5,729 order intakes received for the nine months ended September 30, 2020.

Total revenues from WES and WGS for the three months ended September 30, 2021 amounted to €3,362 thousand, representing an increase of 20.6% as compared to €2,788 thousand for the three months ended September 30, 2020. The total number of WES and WGS order intakes received in the diagnostics segment for the three months ended September 30, 2021 was approximately 4,413, representing an increase of 61.0% as compared to approximately 2,741 order intakes received for the three months ended September 30, 2020. Total revenues from WES and WGS for the nine months ended September 30, 2021 amounted to €9,793 thousand, representing an increase of 22.6% as compared to €7,991 thousand for the nine months ended September 30, 2020. The total number of WES and WGS order intakes received in the diagnostics segment for the nine months ended September 30, 2021 was approximately 12,624, representing an increase of 39.6% as compared to approximately 9,045 order intakes received for the nine months ended September 30, 2020.

Revenues from COVID-19 Testing Segment

Revenues generated from our COVID-19 business for the three months ended September 30, 2021 amounted to €20,203 thousand. We received 342,300 requests for our COVID-19 tests in the three months ended September 30, 2021 as compared to 400,000 in the three months ended September 30, 2020.

Revenues generated from our COVID-19 business for the nine months ended September 30, 2021 amounted to €117,507 thousand. We received 1,874,400 requests for our COVID-19 tests in the nine months ended September 30, 2021 as compared to 470,000 in the nine months ended September 30, 2020.

During the three and nine months ended September 30, 2021, revenues from our largest COVID-19 testing partner represented nil % and 12.1% of our total revenues.

Revenue by Geographical Region

The breakdown of our revenue from all of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2021	2020	2021	2020

	(unaudited,
	€ in thousands)
Revenue by geographical region:
Europe	21,452	28,824	120,466	33,711
of which: Germany	19,961	26,640	112,739	28,847
of which: Netherlands	65	2	3,609	5
Middle East	4,051	2,674	12,191	8,926
North America	3,836	4,265	12,070	13,762
of which: United States	3,795	4,231	11,920	13,570
Latin America	677	399	1,735	1,364
Asia Pacific	180	143	565	366
Total Revenue	30,196	36,305	147,027	58,129

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments is based on the location of each customer.

Our North America region contributed €3,836 thousand to revenues for the three months ended September 30, 2021, a decrease of €429 thousand, or 10%, from €4,265 thousand for the three months ended September 30, 2020, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 98.7% are allocated to the North America region. Revenues from the North America region for the nine months ended September 30, 2021 decreased to €12,070 thousand, representing a decrease of €1,692 thousand, or 12.3%, from €13,762 thousand, which is mainly due to a decrease in revenues from the pharmaceutical segment. Revenues from the North America region represented 12.7% and 8.2%, respectively, of our total revenues for the three and nine months ended September 30, 2021, as compared to 11.7% and 23.7%, respectively, for the three and nine months ended September 30, 2020.

Our Middle East region contributed €4,051 thousand to revenues for the three months ended September 30, 2021, an increase of €1,377 thousand, or 51%, from €2,674 thousand for the three months ended September 30, 2020. This revenue increase was primarily attributable to the increase in diagnostic sales. Revenues from the Middle East region contributed €12,191 thousand to revenues for the nine months ended September 30, 2021, an increase of €3,265 thousand, or 36.6%, from €8,926 thousand for the nine months ended September 30, 2020. This revenue increase was primarily attributable to the increase in diagnostic sales. Revenues from the Middle East region represented 13.4% and 8.3%, respectively, of our total revenues for the three and nine months ended September 30, 2021, as compared to 7.4% and 15.4%, respectively, for the three and nine months ended September 30, 2020.

Our Europe region contributed €21,452 thousand to revenue for the three months ended September 30, 2021, a decrease of €7,372 thousand, or 26%, from €28,824 thousand for the three months ended September 30, 2020. The revenue decrease was primarily due to the reduction of COVID-19 testing within the three months ended September 30, 2021. Revenues from the Europe region contributed €120,466 thousand to revenue for the nine months ended September 30, 2021, an increase of €86,755 thousand, or 257.3%, from €33,711 thousand for the nine months ended September 30, 2020. The increase was mainly driven by revenues from our COVID-19 testing during the year, as over 93.0% and 93.6%, respectively, of such revenues were generated in Germany in the three and nine months ended September 30, 2021. Revenues from the Europe region represented 71.0% and 81.9%, respectively, of our total revenues for the three and nine months ended September 30, 2021, as compared to 79.4% and 58.0%, respectively, for the three and nine months ended September 30, 2020.

Cost of Sales

Cost of sales increased by €9,559 thousand, or 36.7%, to €35,618 thousand for the three months ended September 30, 2021, from €26,059 thousand for the three months ended September 30, 2020 and increased by €91,433 thousand, or 229.2%, to €131,325 thousand for the nine months ended September 30, 2021, from €39,892 thousand for the nine months ended September 30, 2020. Cost of sales for the three and nine months ended September 30, 2021, represented 118.0% and 89.3% of total revenue, representing an increase of 46.2 percentage points and 20.7 percentage points, respectively, as compared to 71.8% and 68.6%, respectively, for the three and nine months ended September 30, 2020.

Cost of sales incurred by our pharmaceutical segment for the three and nine months ended September 30, 2021 represented 80.0% and 69.6%, respectively, of the revenues from the segment, representing a decrease of 5.4 percentage points and an increase of 15.1 percentage points, respectively, as compared to 85.4% and 54.5%, respectively, for the three and nine months ended September 30, 2020, for our pharmaceutical segment. The decrease in cost of sales in the three months ended September 30, 2021 was due to the reduction in sales for the segment. Whereas, the increase for the nine months ended September 30, 2021 was related to the relative portion of revenues from clinical study related collaborations, where higher staff costs and consumable costs are incurred as compared to patient screening collaborations where consumable costs are comparatively lower due to different technologies being used in the testing.

Cost of sales incurred by our diagnostics segment for the three and nine months ended September 30, 2021 represented 63.8% and 65.2%, respectively, of the revenues from the segment, representing a decrease of 30.6 percentage points and 19.2 percentage points, respectively, as compared to 94.4% and 84.4%, respectively for the three and nine months ended September 30, 2020. The decrease is due to the streamlining of costs generated through investments made in cost efficient equipments in previous years.

Cost of sales incurred by our COVID-19 segment for the three and nine months ended September 30, 2021 represent 142.5% and 95.0%, respectively, of the revenues from the segment, representing an increase of 76.9 percentage points and 29.3 percentage points, respectively, as compared to 65.7% and 65.7%, respectively for the three and nine months ended September 30, 2020. The increase in the cost of sales to revenue percentage is primarily due to the reduction of COVID-19 revenue which led to accelerated depreciation and amortization expenses of COVID-19 related assets, committed fixed overhead costs, as well as costs related to the shut down of our Hamburg lab and unprofitable testing sites. Moving forward, we have restructured our COVID-19 related operations and consolidated our testing efforts to minimize expenses and improve cost efficiency within the segment in order to generate positive EBITDA in future quarters.

Gross Loss

As a result of the decrease in COVID-19 tests performed, our gross profit decreased by €15,668 thousand, or 152.9%, to €5,422 thousand gross loss for the three months ended September 30, 2021, from €10,246 thousand gross profit for the three months ended September 30, 2020, while our gross profit for the nine months ended September 30, 2021, decreased by €2,535 thousand, or 13.9%, to €15,702 thousand from €18,237 thousand for the nine months ended September 30, 2020.

Research and Development Expenses

Research and development expenses decreased by €975 thousand, or 20.3%, to €3,821 thousand for the three months ended September 30, 2021, from €4,796 thousand for the three months ended September 30, 2020, due to streamlining of personnel and IT development costs.

Research and development expenses increased by €1,603 thousand, or 15.1%, to €12,209 thousand for the nine months ended September 30, 2021, from €10,606 thousand for the nine months ended September 30, 2020. The increase mainly represents personnel costs incurred in the biomarker and artificial intelligence research and development phase that do not qualify for capitalization.

General Administrative Expenses

General administrative expenses increased by €2,033 thousand, or 24.3%, to €10,406 thousand for the three months ended September 30, 2021, from €8,373 thousand for the three months ended September 30, 2020, while general administrative expenses increased by €8,458 thousand, or 35.2%, to €32,496 thousand for the nine months ended September 30, 2021, from €24,038 thousand for the nine months ended September 30, 2020.

The increase is principally due to increased personnel costs, administrative costs and additional expenditure on IT support and data centers. In addition, the corporate expenses included share-based compensation expenses of €1,860 thousand and €6,136 thousand, respectively, for the three and nine months ended September 30, 2021, an increase of €711 thousand and €3,594 thousand, respectively, as compared to €1,149 thousand and €2,542 thousand, respectively for the three and nine months ended September 30, 2020.

Selling Expenses

Selling expenses for the three and nine months ended September 30, 2021 were €2,206 thousand and €6,097 thousand respectively, representing an increase of €906 thousand, or 69.7% as compared to €1,300 thousand for the three months ended September 30, 2020, and an increase of €85 thousand, or 1.4%, as compared to €6,012 thousand for the nine months ended September 30, 2020. The increases for the three and nine months ended September 30, 2021 were principally due to an increase in personnel expenses, online service expenses as well as travel expenses due to the easing of travel restrictions from the COVID-19 pandemic.

Impairment of Financial Assets

Impairment expenses for financial assets for the three and nine months ended September 30, 2021 were €502 thousand and €1,177 thousand, respectively, representing a decrease of €645 thousand from €1,147 thousand for the three months ended September 30, 2020 and a decrease of €1,644 thousand from €2,821 thousand for the nine months ended September 30, 2020, respectively. These impairments were related to the re-assessment of the recoverability of receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income increased by €332 thousand, or 48.9%, to €1,011 thousand for the three months ended September 30, 2021, from €679 thousand for the three months ended September 30, 2020 and increased by €228 thousand, or 9.4%, to €2,653 thousand for the nine months ended September 30, 2021, from €2,425 thousand for the nine months ended September 30, 2020 principally due to higher grant income during the period.

Other operating expenses decreased by €53 thousand, or 100.0% to € nil in the three months ended September 30, 2021 and decreased by €155 thousand, or 81.2% to €36 thousand in the nine months ended September 30, 2021 compared to €53 thousand and €191 thousand, respectively, for the three and nine months ended September 30, 2020.

Interest and Similar Income / (Expenses)

Net financial costs decreased by €530 thousand and €764 thousand, respectively to €263 thousand and €734 thousand, respectively, for the three and nine months ended September 30, 2021, from €793 thousand and €1,498 thousand, respectively, for the three and nine months ended September 30, 2020, due to the lower interest expenses in conjunction with the decreased number of lease obligations.

Loss Before Taxes

As a result of the factors described above, our loss before taxes for the three and nine months ended September 30, 2021 were €21,609 thousand and €34,394 thousand, respectively, representing an increase of €16,072 thousand and €9,890 thousand, respectively, from a loss before taxes of €5,537 thousand and €24,504 thousand, respectively, for the three and nine months ended September 30, 2020.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not defined by IFRS, which we define as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2021	2020	2021	2020

	(unaudited,
	€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	307	871	2,451	5,278
Diagnostics	1,070	(1,210)	2,703	(2,736)
COVID-19	(3,922)	9,516	12,496	10,306
Total Segment Adjusted EBITDA	(2,545)	9,177	17,650	12,848

Adjusted EBITDA from our pharmaceutical segment for the three and nine months ended September 30, 2021 was €307 thousand and €2,451 thousand, respectively, representing a decrease of €564 thousand and €2,827 thousand, respectively, as compared to €871 thousand and €5,278 thousand, respectively, for the three and nine months ended September 30, 2020. The decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment.

Adjusted EBITDA from our diagnostics segment for the three and nine months ended September 30, 2021, was €1,070 thousand and €2,703 thousand, respectively, an increase of €2,280 thousand and €5,439 thousand, respectively, as compared to negative €1,210 thousand and negative €2,736 thousand, respectively, for the three and nine months ended September 30, 2020. The increase is mainly due to the increase in revenues and a decrease in impairment of financial assets from €1,147 thousand and €2,821 thousand, recognized for the three and nine months ended September 30, 2020, respectively, compared to €502 thousand and €1,177 thousand, for the three and nine months ended September 30, 2021, respectively.

Adjusted EBITDA from our COVID-19 segment for the three and nine months ended September 30, 2021 was negative €3,922 thousand and €12,496 thousand, respectively, as compared to €9,516 thousand and €10,306 thousand, respectively, for the three and nine months ended September 30, 2020. The decrease for the three months ended September 30, 2021, was driven by the reduction in COVID-19 test order intakes whereas the increase for the nine months ended September 30, 2021, was driven by the year-to-date increase of COVID-19 test order intakes.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2021 and beyond, we anticipate that our capital expenditure in our rare disease business will increase although at a controlled pace so as to align with the requirements of our planned research programs while operating at maximum efficiency. We have incurred operating losses since inception, thus historically our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial and July 2020 follow-on equity offerings.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy. Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitments”.

Considering cash and cash equivalents as of September 30, 2021, of € 26 million with relatively low short term debt obligations of € 4 million and no financial covenants, our management has prepared cash flow forecasts and considered our cash flow requirement for the next three years, principally focused on the twelve month period from the date of the approval of the unaudited interim condensed consolidated financial statements. These forecasts show that we do not currently have sufficient funds to continue maintaining our operating activities for the next 12 months. Consequently, our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We are pursuing a number of initiatives that could extend our cash runway, including obtaining interim bridge financing, enacting measures aimed at reducing personnel and infrastructure costs and, where possible, operating at a lower spending level by pacing investments on new research programs. We are also pursuing additional potential financing initiatives such as private or public equity financings, debt financings, strategic collaborations and marketing, distribution or licensing arrangements, business and asset divestitures and / or grant funding, among others things. If we are unable to obtain funding in an amount, on terms and at the time that we desire, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which could adversely affect our business prospects. If we are unable to obtain funding in an amount on terms and at the time that we desire, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which could adversely affect our business prospects.

The unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021, do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, should we be unable to continue as a going concern.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2021, and 2020:

	For the Nine Months
	Ended September 30,
	2021	2020

	(unaudited,
	€ in thousands)
Consolidated statement of cash flows:
Cash flow used in operating activities	(14,983)	(19,669)
Cash flow used in investing activities	(5,396)	(11,026)
Cash flow used in/ generated from financing activities	(2,045)	18,348
Net decrease in cash and cash equivalents	(22,424)	(12,347)
Cash and cash equivalents at the beginning of the period	48,156	41,095
Cash and cash equivalents at the end of the period	25,732	28,748

Operating Activities

Our cash flow used in operating activities primarily relates to changes in the components of our working capital, including cash received from our COVID-19 business, pharmaceutical partners and diagnostics clients, as well as payments made to our suppliers.

For the nine months ended September 30, 2021, cash flow used in operating activities was €14,983 thousand, a decrease of €4,686 thousand as compared to cash flow used in operating activities of €19,669 thousand for the nine months ended September 30, 2020. This change was primarily driven by the cash generated through our COVID-19 testing business segment in the first half of the year.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, and in property, plant and equipment.

For the nine months ended September 30, 2021, cash flow used in investing activities was €5,396 thousand, as compared to cash flow used of €11,026 thousand used in investing activities for the nine months ended September 30, 2020. The decrease is mainly due to a reduction in COVID-19 related investments. During the nine months ended September 2021, investments made in respect of COVID-19 testing were €2,424 thousand, of which €2,069 thousand was included in property, plant and equipment and €354 thousand related to the development of CENTOGENE’s Corona Test Portal.

Cash used in investment activities in our rare disease business includes mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Financing Activities

For the nine months ended September 30, 2021, cash flow used in financing activities was €2,045 thousand, a decrease of €20,393 thousand as compared to cash flow generated of €18,348 thousand for the nine months ended September 30, 2020. A follow-on equity offering contributed €22,000 thousand in the three months ended September 30, 2020 (Nil received in the nine months ended September 30, 2021).

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities and commitments, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of September 30, 2021, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cashflow	1 year	3 years	5 years	5 years

Secured bank loans	501	401	100	—	—
Bank overdraft	3,441	3,441	—	—	—
Other bank loans	—	—	—	—	—
Lease liabilities (1)	29,330	4,767	7,850	4,741	11,972
Trade payables and purchase obligations (2)	10,813	10,813	—	—	—
Total	44,085	19,422	7,950	4,741	11,972

(1)	Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include cash flows in relation to the expansion of our Rostock headquarters and leasing of our Frankfurt laboratory, our Airport Berlin, Airport Düsseldorf, Airport Cologne/ Bonn, Airport Munich and Airport Frankfurt testing centers, as well as additional laboratory space in Hamburg that are not accounted for yet. The future lease payments and utilities for these non-cancellable lease contracts are €865 thousand within one year, €2,323 thousand within five years and €4,219 thousand thereafter as at September 30, 2021.

(2)	Purchase obligations relate to concluded agreements with suppliers, for goods and services to be provided subsequent to September 30, 2021.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report, except for the estimates related to going concern assumptions and estimating the transaction price in a certain contract with one customer detailed below.

Going Concern

There is significant doubt about our ability to continue as a going concern for one year after the date of the approval of the unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets or the amounts and classification of liabilities that would be necessary from the outcome of this uncertainty.

As an early commercial-stage company, we are still in progress towards reaching break-even on our diagnostic and pharma businesses. We are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from our development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates. Our ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until we can generate sufficient revenues to support our operating cash requirements.

We have incurred operating losses since inception. For the nine months ended September 30, 2021 we incurred a net loss of € 34,6 million (of which €33,7 million are related to loss from operations, resulting in an operating cash outflow of € 15,0 million). As of September 30, 2021, we had generated an accumulated deficit of € 97,5 million, and had an equity position of € 37,4 million.

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows which are subject to uncertainty, including the forecasted revenue from the diagnostics and pharmaceutical segments, as well as whether we will enter into any new significant pharmaceutical partnerships, obtain regulatory approval for its biomarkers and the potential sources of debt and equity financing available to us. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures, and implementation of certain planned cost saving measures. Estimated future cash flows are derived from cash inflows from projected revenues less projected cash costs and are based on the approved budget adjusted for any earnings that have come from the year to date performance. Estimated future cash flows have been prepared based on assumptions such as revenue growth rates by segment, savings from planned cost measures and additional funding provided through various means of capital raising and working capital strategies.

Revenues from contracts with customer

We have a diagnostics customer from the Middle Eastern region with a history of significant payment delays which is described in greater detail in Note 2.1 to the unaudited interim condensed consolidated financial statements as of September 30, 2021. Based on past experience, recent negotiations with the customer, and recent developments in our collection experience with this customer, we considered it necessary to reassess our judgments related to the recognition of revenue from contracts with this customer.

Our management concluded, based on the facts and circumstances and our expectations regarding this customer, that this uncertainty in the amount of the contract consideration we expect to collect and the likelihood of accepting a lower amount or changing payment terms represents an “implicit price concession” such that the contract consideration is variable. Therefore, our management estimates the amount of the contractual consideration we expect to ultimately collect and which is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved. We estimate the implicit price concessions applying an estimated rate based primarily upon past collection history.

Despite the uncertainties related to the amount expected to be collected from the customer, based on experience and the facts and circumstances related to the customer, we consider it probable that we will collect 82% of the amount of estimated variable transaction price. Therefore, we record the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, we may revise the amount of the variable consideration included in the transaction price. We have applied this accounting policy and accounting estimate to contracts with this customer prospectively during the third quarter of 2021.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report filed with the SEC on April 15, 2021. These risks and uncertainties include factors relating to:

•      our requirement for additional financing and our ability to continue as a going concern;

•      our ability to streamline cash usage;

•      our ability to effectively manage our future growth and to execute our business strategy;

•      our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•      the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•     economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•      our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•      our assumptions regarding market size in the rare disease industry and our growth potential;

•      our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•      our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•      our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•      our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•      the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•      our ability to remediate our material weakness on internal control over financial reporting;

•      general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•      changes in government and industry regulation and tax matters;

•      other factors that may affect our financial condition, liquidity and results of operations; and

•      other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.